United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,643
	8	SHARED VOTING POWER 6,951,851
	9	SOLE DISPOSITIVE POWER 616,643
	10	SHARED DISPOSITIVE POWER 6,951,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,304,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,951,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,951,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,141,641
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 10 to the Schedule 13D (this “Amendment No. 10”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019, Amendment No. 8 filed on May 8, 2020 and Amendment No. 9 filed on July 31, 2020 (collectively, the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

The responses to Item 5 of this Schedule 13D are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a)—(b) of the Statement are amended and restated in their entirety as follows:

(a)—(b): See Items 7 – 13 of the cover pages above.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

(c): Medpace Investors, LLC (“MPI”) sold an additional 375,707 shares in open market transactions under a written stock selling plan entered into on March 4, 2020 by MPI in accordance with Rule 10b5-1, as follows:

Trade Date	Shares Sold	Price Per Share
7/29/2020	2,471	$121.16	(1)
7/29/2020	3,646	$122.63	(2)
7/29/2020	10,086	$123.42	(3)
7/29/2020	28,462	$124.51	(4)
7/29/2020	2,441	$125.15	(5)
7/30/2020	6,935	$119.19	(6)
7/30/2020	8,545	$119.84	(7)
7/30/2020	16,178	$121.13	(8)
7/30/2020	9,381	$121.80	(9)
7/30/2020	1,800	$122.87	(10)
7/30/2020	116	$123.86	(11)
7/31/2020	8,677	$117.26	(12)
7/31/2020	20,914	$118.13	(13)
7/31/2020	9,631	$119.00	(14)
7/31/2020	400	$119.89	(15)
8/3/2020	1,347	$121.01	(16)
8/3/2020	1,213	$122.14	(17)

8/3/2020	5,835	$123.38	(18)
8/3/2020	7,053	$124.06	(19)
8/3/2020	10,601	$125.07	(20)
8/3/2020	956	$125.68	(21)
8/4/2020	23,492	$123.72	(22)
8/4/2020	8,115	$124.50	(23)
8/4/2020	13,621	$125.59	(24)
8/4/2020	260	$126.40	(25)
8/5/2020	3,334	$124.09	(26)
8/5/2020	5,382	$125.12	(27)
8/5/2020	4,463	$125.65	(28)
8/6/2020	11,874	$121.91	(29)
8/6/2020	1,045	$122.79	(30)
8/6/2020	584	$123.97	(31)
8/6/2020	1,039	$125.53	(32)
8/6/2020	491	$125.99	(33)
8/7/2020	1,858	$121.86	(34)
8/7/2020	7,226	$123.27	(35)
8/7/2020	8,448	$124.00	(36)
8/7/2020	2,410	$124.80	(37)
8/10/2020	4,476	$117.86	(38)
8/10/2020	9,385	$118.83	(39)
8/10/2020	2,603	$119.78	(40)
8/10/2020	7,108	$121.01	(41)
8/10/2020	23,206	$122.08	(42)
8/10/2020	1,370	$122.69	(43)
8/11/2020	1,544	$122.71	(44)
8/11/2020	8,281	$123.79	(45)
8/11/2020	6,706	$124.95	(46)
8/11/2020	15,818	$125.89	(47)
8/11/2020	6,293	$126.82	(48)
8/12/2020	553	$124.06
8/12/2020	2,551	$125.80	(49)
8/12/2020	6,502	$127.06	(50)
8/12/2020	12,310	$127.72	(51)
8/13/2020	4,352	$127.14	(52)
8/13/2020	11,635	$128.08	(53)
8/13/2020	684	$128.87	(54)

(1)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $120.925 to $121.72. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(2)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.985 to $122.98. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(3)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.00 to $124.00. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(4)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.02 to $125.01. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(5)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.025 to $125.405. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(6)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $118.495 to $119.495. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(7)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $119.50 to $120.485. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(8)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $120.525 to $121.52. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(9)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.53 to $122.50. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(10)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $122.54 to $123.43. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(11)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.84 to $124.015. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(12)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $116.665 to $117.665. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(13)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $117.67 to $118.67. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(14)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $118.685 to $119.66. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(15)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $119.745 to $119.97. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(16)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $120.485 to $121.39. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(17)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.59 to $122.58. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(18)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $122.605 to $123.60. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(19)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.625 to $124.625. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(20)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.645 to $125.645. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(21)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.65 to $125.76. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(22)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.12 to $124.12. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(23)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.125 to $125.095. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(24)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.15 to $126.12. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(25)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $126.26 to $126.605. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(26)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.48 to $124.45. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(27)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.51 to $125.505. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(28)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.52 to $125.905. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(29)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.47 to $122.46. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(30)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $122.50 to $123.475. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(31)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.53 to $124.12. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(32)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.92 to $125.91. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(33)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.95 to $126.09. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(34)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.485 to $122.35. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(35)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $122.57 to $123.55. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(36)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.575 to $124.46. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(37)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.60 to $124.925. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(38)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $117.345 to $118.32. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(39)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $118.36 to $119.33. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(40)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $119.375 to $120.25. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(41)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $120.255 to $121.54. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(42)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.57 to $122.57. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(43)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $122.59 to $122.90. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(44)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $122.30 to $123.30. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(45)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.31 to $124.305. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(46)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.41 to $125.39. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(47)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.42 to $126.39. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(48)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $126.425 to $127.205. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(49)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.34 to $126.33. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(50)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $126.38 to $127.38. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(51)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $127.39 to $128.05. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(52)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $126.565 to $127.55. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(53)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $127.585 to $128.50. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(54)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $128.65 to $129.03. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement*
2	Voting Agreement*
3	Registration Rights Agreement*
4	Form of Lock-Up Agreement*
5	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated August 20, 2018*
6	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated November 15, 2018*
7	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated March 4, 2020*

*	Filed in the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2020

/s/ August J. Troendle
August J. Troendle

Medpace Investors, LLC

/s/ August J. Troendle
Name: August J. Troendle
Title: Sole Manager